October, 25 2007

Brian McAllister

Staff Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re: MetroGAS S.A.

Form 20-F for Fiscal Year Ended December 31, 2006

Filed June 27, 2007

File No. 001-13442

Dear Mr. McAllister

We acknowledge receipt of the comment letter dated September 27, 2007 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concerning the above captioned Form 20-F for the Fiscal Year Ended December 31, 2006.

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the Staff's comment in boldface type below, followed by the Company's response.

We have today filed, by way of EDGAR, this response letter (the "Response Letter"). Under separate cover, we will send three copies of the Response Letter by courier to you.

Mr. Eduardo Villegas Contte

Chief Financial Officer

MetroGAS, Inc.

October 25, 2007

RESPONSES TO STAFF COMMENTS

Item 5. Operating and Financial Review and Prospects

D. Tabular Disclosure of Contractual Obligation

  Please advise or revise the financial debt in this table to reconcile with the amounts presented in your balance sheet as of December 31, 2006. Please also supplementally disclose how you arrived at the financial debt interest amounts or reference a section in your filing that presents a clarifying explanation.

  In response to the Staff's comment, we advise the Staff that we have realized that certain information was inadvertently omitted when preparing the Tabular Disclosure of Contractual Obligations information included in the Form 20-F. The information omitted related to the amounts of Financial Debt corresponding to Series 2 of Negotiable Obligations and Financial Debt Interests.

  We advise the Staff that in future filings we will make sure that all financial debt and related interest is included in the Tabular Disclosure of Contractual Obligations.

  Please find a revised table including the omitted information together with a corresponding reconciliation to the amounts included in the financial statements:

	Past due	2007	2008	2009	2010	2011	More than five years
		(in millions of Pesos)
Financial Debt (1) (*)	14.8	--	--	--	67.0	134.0	593.6
Financial Debt Interests	5.5	57.3	57.3	58.6	57.2	58.7	91.0
Power Plant Sales	--	73.0	73.0	73.0	54.8	54.8	206.6
Gas Purchase (2)	--	44.5	14.4	7.1	5.7	--	--
Transportation Capacity (3)	--	202.5	194.6	189.0	189.0	189.0	483.7

  (1) On March 25, 2002, we suspended regular payments of principal and interest on all of our financial indebtedness. On May 17, 2006, we announced the closing, on an out-of-court basis, of the restructuring of approximately 95% of our debt.

  (2) For these estimated committed amounts we considered wellhead price of gas resulting from the renegotiation of current contracts under Executive Order No. 181/04 and Resolution No. 208/04. Since May 2007 we have considered prices effective from that date until the end of the current contracts.

  (3) For these estimated committed amounts we considered transportation prices that are still in effect as of the date of this annual report.

  (*) Total Financial Debt amounts to Ps. 809.4 million. The following table reconciles this amount of Financial Debt (Ps. 809.4 million) with the amounts of Financial Debt as it is disclosed in Note 10 to the financial statements (please note that this amount is undiscounted and without interest):

(In thousands of Ps.)
Negotiable Obligations - Series A -	2,431
Negotiable Obligations - Series B -	12,364
Subtotal Financial Debt Past Due (Also see Note 5.i.)	14,795
Negotiable Obligations - Series 1 -	670,105
Negotiable Obligations - Series 2 - Class A	19,151
Negotiable Obligations - Series 2 - Class B	105,301
Subtotal Financial Debt (maturing in 2010 and thereafter) (Also see Note 5.k.)	794,557

  Financial Debt Interests included in the Tabular Disclosure of Contractual Obligations were calculated according to the contractual interest rates for each Series of Negotiable Obligations as disclosed in Note 10 - Financial Debt - of the Financial Statements. We will reference this section of the Financial Statements as the basis for calculating Financial Debt Interests in future filings.

  Item 15 Controls and Procedures

  3. Controls and Procedures

  You are required to disclose any changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting identified in connection with the evaluation during the latest fiscal quarter. See the general instructions in 15T.(d) of Form 20-F. Please confirm in your response there were no changes in your internal control over financial reporting that have materially affected your internal control over financial reporting and, in future filings, do not qualify your disclosure with the term significant.

In response to the Staff's comment, we confirm the Staff that there were no changes in our internal control over financial reporting that have materially affected our internal control over financial reporting.

We note that Item 15T of Form 20-F did not apply to us with respect to our annual report on Form 20-F for the fiscal year ending December 31, 2006 because we are neither a large accelerated filer nor an accelerated filer (it is a non-accelerated filer, as explained below). We note that Item 15T will be applicable to our next annual report on Form 20-F for the fiscal year ending December 31, 2007, and we acknowledge that we will comply with Item 15T for such annual report.

We are a non-accelerated filer because we do not meet the required market capitalization element under the definitions of an "accelerated filer" or a "large accelerated filer" under Rule 12b-2 of the Securities Exchange Act of 1934 (the "Act").

Our aggregate worldwide market value of the voting and non-voting common equity held by non-affiliates was less than $75 million as of June 30, 2006 (the last business day of the Company's most recently completed second fiscal quarter). At June 30, 2006, there were 74,892,522 outstanding shares of the Company's common equity held by non-affiliates (the "Non-affiliate Shares), all of which were in the form of the Company's Class B shares. The price at which the Class B shares last traded on the Buenos Aires Stock Exchange on June 30, 2006 was 1.04 pesos per share. Therefore, the value of the Non-affiliate Shares on June 30, 2006 was 77,888,223 pesos, or $25.57 million. Therefore, as of June 30, 2006, less than $75 million of the Company's aggregate worldwide market value of its voting and non-voting common equity was held by non-affiliates. Consequently, we were not an accelerated filer or a large accelerated filer for the filing of its annual report on Form 20-F for the fiscal year ended December 30, 2006.

Item 16 E - Purchases of Equity Securities by Issuer and Affiliated Purchasers

4. Exhibits

  In future filings please revise management's certifications to include all of the information included in the example certification in the general instructions to the Form 20-F. We refer you to paragraphs 4., 4.b. and 4.c. Please include an example of management's revised certifications in your response.

  In response to the Staff's comment, we note that it was not required to include paragraph 4(b) of the example certification (relating to internal control over financial reporting) in our managements' certifications for our annual report on Form 20-F for the fiscal year ending December 31, 2006, because we are non-accelerated filer (as discussed in the response to Question 2 above).

  We note that we will be required to comply with the internal control over financial reporting and related requirements in our next annual report on Form 20-F for our fiscal year ending on December 31, 2007, and will, therefore, include in managements' certifications the example certification paragraph 4(b) relating to internal control over financial reporting.

  In future filings you are required to file your 302 and 906 certifications separately as exhibits rather than in the annual report. See the Instructions as to Exhibits in Form 20-F. Please confirm you will do so in your response.

  We note the Staff's comments and confirm that we will file our 302 and 906 certifications separately as exhibits in future filings.

  Note 3 - Basis of Presentation of the Consolidated Financial Statements

  Note 17 - Reconciliation of Shareholders'Equity and Net Income (Loss) to U.S. GAAP

  In Note 3.h) you disclose that fixed asset costs include applicable overhead. Please tell us the nature of the overhead included, if the amounts are included in the U.S. GAAP amounts and your basis for inclusion. Please also tell us the amount of overhead included in fixed assets as of your balance sheet dates.

  In response to the Staff's comments, we advise the Staff that as part of the cost of certain construction projects, we capitalize certain overhead costs, related to payroll and payroll-related items clearly associated with services such as planning, execution and supervision activities of such projects.

  We allocate overhead costs on the basis of time spent and hence benefit realized. Under this method, we do not capitalize as overhead costs other than payroll and payroll-related items associated with these projects. We consider appropriate to capitalize these costs only when it can be demonstrated that the incurred cost benefited the construction project and that the allocation basis is logical and reasonable in the circumstances.

  Capitalized overhead costs are included in both the Argentine GAAP and US GAAP amounts. While there is no US GAAP accounting literature exactly on point regarding capitalization of internal payroll costs, we considered the fact pattern in our case and used paragraph 7 of SFAS No. 67 "Accounting for Costs and Initial Rental Operations of Real Estate Projects" by analogy. According to SFAS No. 67, project costs clearly associated to the construction of a fixed asset shall be capitalized as a cost of that project.

  Capitalized overhead costs included in fixed assets amounted to a net book value of Ps. 58.5 and 58.8 million as of December 31, 2006 and 2005, respectively.

  You disclose in Note 3.h) that fixed assets as a whole do not exceed their estimated realizable values. We assume this is in consideration of fixed asset impairment. Please explain how you perform the impairment tests including how you determine the lowest level of identifiable cash flows, in consideration of the U.S. GAAP requirements in paragraph 10 of SFAS No.144. Please also tell us how you perform your impairment tests and summarize the results of any impairment testing performed as of your most recent balance sheet date. If none of the fixed assets were tested for impairment, explain why. In this regard, we assume impairment testing would have been considered given the recurring net losses, the suspension of principal and interest payments on debt and the adverse regulatory changes such as the unbundling of services.

  In response to the Staff's comment, we advise the Staff that as disclosed in Item 5 Operating and Financial Review and Prospects under "Critical Accounting Policies and Estimates" in our Form 20-F, as a matter of policy, we evaluate the carrying value of our long-lived assets each December under both Argentine GAAP and US GAAP.

  In addition, we periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

  Prior to the changes to Argentine GAAP introduced by the Comisión Nacional de Valores ("CNV"), we considered the carrying value of a long-lived asset to be impaired when the expected cash flows, undiscounted and without interest, from such asset were separately identifiable and less than its carrying value. In determining expected cash flows, assets are grouped at the lowest level for which cash flows are identifiable and largely independent of cash flows of other asset groups. In that event, a loss was recognized based on the amount by which the carrying value exceeded the fair market value of the long-lived asset. We determined the fair market value primarily using projected cash flows discounted at a rate commensurate with the risk involved or independent appraisals, as appropriate.

  Effective January 1, 2006, due to the adoption of the new accounting standards by the CNV, under Argentine GAAP, the carrying value of a long-lived asset is considered impaired when the expected cash flows, discounted, from such asset are separately identifiable and less than its carrying value. The adoption of this accounting standard has had no impact in our results of operations or financial position.

  However, under U.S. GAAP, for all periods presented, we applied the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". Accordingly, under SFAS No. 144, the carrying value of our long-lived assets is considered impaired when the expected undiscounted cash flows from the assets is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the market value of the long-lived asset.

  As of December 31, 2006, no impairment losses have been recognized either under Argentine or U.S. GAAP as the undiscounted cash flows was higher than the carrying amount of fixed assets.

  As discussed in Note 1 to the financial statements, after the unbundling, we perform our business through two separate legal entities, i.e. MetroGAS and MetroENERGIA. MetroGAS distributes and transports natural gas and also sells natural gas to certain customers, primarily residential customers. Due to regulatory constraints, MetroGAS was precluded from selling natural gas to certain large customers. Accordingly, MetroGAS formed MetroENERGIA to continue selling gas to these customers. However, the transportation and distribution of gas to these specific customers served by MetroENERGIA is performed by either MetroGAS (if these customers are within the service area of MetroGAS) or other distributor, as applicable. Therefore, MetroGAS and MetroENERGIA use the same group of assets to perform their businesses.

  Based on the way we operate our entire business, the manner in which assets are used and how assets generate cash flows, we consider that we have only one independent identifiable cash flow generating group of assets, and therefore, we tested the group of assets for impairment as a whole.

  In order to project future cash flows, we have made certain estimates in connection with the tariff adjustments we expect we will have in the future. However, due to the uncertainties surrounding the tariff renegotiation process, these estimates are highly uncertain, and there is a substantial risk that these estimates could prove to be materially different from the actual tariff adjustments. In addition, the volatility of the Argentine economy makes the selection of an appropriate discount rate highly subjective.

  Certain estimates and assumptions used in our calculation of the expected future cash flows, both under Argentine and U.S. GAAP, are more susceptible to changes than others. Some of these assumptions are:

  a) Tariff increases: our forecasts have assumed tariff increases that will reach tariff levels equal to less than 50% of the tariffs in U.S. Dollars as of December 2001.

  b) Exchange rate and inflation rate: we have forecast steady levels consistent with those in force at the date of our annual report.

  Note 19 - Other Significant U.S. GAAP Disclosure Requirements

  Please tell us how you determined you have one reportable segment in 2005 and 2006 in consideration of the fact that MetroEnergía services large users of gas and transporters while MetroGAS is prohibited by law from serving these same entities. See paragraph 17.c. of SFAS No.131. If after further consideration you determine you do have multiple reporting segments please include an example of your revised disclosure in your response. Otherwise please explain your disclosure, as applicable.

In response to the Staff's comment, we advise the Staff that we reconsidered the guidance in paragraph 17.c. of SFAS No. 131 and accordingly we determined that we cannot aggregate the operating segment MetroENERGIA together with MetroGAS. Therefore, we will report two segments in the financial statements included in the 2007 Form 20-F.

We have identified our operating segments to be the two legal entities through which we conduct business. MetroGAS sells natural gas to customers except large customers served by MetroENERGIA and transports and distributes gas. MetroENERGIA mainly sells natural gas to certain large customers which cannot be served by MetroGAS due to regulatory prohibition. MetroENERGIA does not transport or distribute gas. The identification of these segments is consistent with the requirements of paragraph 10 of SFAS No.131 "Disclosures about Segments of an Enterprise and Related Information".

During the year ended December 31, 2006, we have combined these operating segments into one reportable segment based on the nature of products and services provided by the entities. The reportable segment is gas distribution and transportation.

Paragraph 17 of SFAS No.131 indicates that two or more operating segments may be combined into a single operating segment if aggregation is consistent with the objective and basic principles of the Statement, if the segments have similar economic characteristics, and, if the segments are similar in each of the following areas (a) the nature of products and services, (b) the nature of the production processes, (c) the type or class of customer for products and services, (d) the method used to distribute products or provide services and (e) if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.

We have reassessed whether the operating segments combined to create the only reportable segment have similar economic characteristics. As such, we determined that MetroENERGIA does not show similar economic characteristics, i.e. long-term average gross margins with those of MetroGAS and the type or class of customer for their products and services.

Accordingly, following the guidance in paragraph 17 of SFAS No. 131, MetroENERGIA would not be aggregated together with MetroGAS to create one reportable segment, but rather it would be shown as a separate reportable operating segment.

We have included our revised disclosure as follows:

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or the decision-making group, in deciding how to allocate resources and in assessing performance.

For the year ended December 31, 2004, the Company operated in a single business segment, encompassing the rendering of public natural gas and distribution services. As discussed in Note 9.5, in April 2005, the Company incorporated MetroENERGIA for the purpose of buying and selling natural gas to certain large customers which cannot be served by MetroGAS due to new regulatory prohibitions. Transportation and distributions for these large customers is still being carried out by MetroGAS.

Accordingly, for the years ended December 31, 2005 and 2006, the Company conducts its business through two legal entities which represent two operating segments. The Company manages its segments to the net income (loss) level of reporting. The operating segments are reviewed separately because each operating segment represents a different business unit, although interrelated, which have different long-term profit margins and have different classes of customers for the selling of natural gas.

The accounting policies of the operating segments are the same as those described in Note 3 "Basis of Presentation of the Consolidated Financial Statements".

Assets and liabilities were allocated to each segment based on the specific identification of the assets and liabilities related to the specific business. Revenues and assets and liabilities are located in Argentina.

* * * *

We acknowledge the Staff's response protocol and have filed this response letter by way of EDGAR. We acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosure in this filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

We appreciate your assistance in reviewing this response letter.

Very truly yours,

/s/ Eduardo Villegas Contte

Eduardo Villegas Contte

Chief Financial Officer